September 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Richie

Re:	Autonomix Medical, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed August 22, 2023
File No. 024-12296

Ladies and Gentlemen:

This letter is being submitted on behalf of Autonomix Medical, Inc. (the “Company”) in response to the comment letter, dated September 6, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Amended Offering Statement on Form 1-A filed on August 3, 2023. The Company’s Amendment No. 2 to the Offering Statement (the “Amended Offering Statement”) has been filed with the Commission.

Amendment No. 1 to Offering Statement on Form 1-A

Summary, page 4

1.        We note that, in response to comment 2, you revised your disclosure to state that the platform "appears to detect and differentiate neural signals with up to 3,000 times greater sensitivity" (emphasis added). Please revise this statement, here and on pages 35, 37, and 39, as this statement implies that your product candidate is effective. We do not object to the objective data set forth in your Business section on page 37.

RESPONSE:	The references in the above comment have been revised in the Amended Offering Statement to address the Staff’s comment.

Risk Factors

Concentration of ownership of our common stock . . ., page 23

2.        We note your revised disclosure and response to comment 5 that you do not believe you will be considered a "controlled company" as defined by the Nasdaq Stock Market. We also note, however, in your table of beneficial ownership on page 65, that following a $5M offering, the Company's officers and directors as a group will own more than 50% of the outstanding common stock. Please revise your disclosure to include a risk factor that discusses the potential to be a "controlled company" and the effect, risks and uncertainties of such a designation. In addition, please amend your disclosure to state, as you do in your response, that to the extent the company were to be a "controlled company," it does not intend to rely on any exemptions granted to such companies.

RESPONSE:	The Amended Offering Statement has been amended to address the Staff’s comment.

Liquidity and Capital Resources, page 36

3.       We note your response to comment 7, including your revised disclosure that "[t]he amount invested was convertible into equity instruments that were issued upon the closing of a subsequent equity financing or a corporate transaction . . . of at least $2 million with a pre- money valuation of not more than $35,000,000," and "[i]n March 2022, the SAFE instrument converted into 200,000 shares of our common stock at $2 per share." Please briefly describe the subsequent equity financing or corporate transaction that triggered the conversion of the SAFE into equity instruments.

RESPONSE:	The above referenced paragraph in the Amended Offering Statement has been amended to include the following disclosure (emphasis added):

“In December 2021, we entered into a SAFE and received total proceeds of $400,000. The amount invested was convertible into equity instruments that were issued upon the closing of a subsequent equity financing or a corporate transaction (such as change of control, merger, initial public offering, or sale of substantially all our assets) of at least $2 million with a pre-money valuation of not more than $35,000,000. The SAFE did not have a stated interest rate. In March 2022, we completed a common stock offering, in which we sold 1,000,000 shares of common stock for gross proceeds of $2,000,000, which offering satisfied the conversion feature of the SAFE instrument, and, as such, I in March 2022 the SAFE instrument converted into 200,000 shares of our common stock at $2 per share. In connection with the initial investment, the SAFE investor also received a warrant with a 7-year exercise period and an exercise price $0.01 per share. The number of warrant shares were variable based upon a formula in the award. In connection with the conversion of the SAFE, the investor’s warrants were modified that resulted in a fixed number of shares. The investor received 6,460,000 warrants to purchase common stock at an exercise price of $0.01 per share, which remain outstanding.”

The Autonomix Solution, page 39

4.       We note your revised disclosure in response to comment 10. Please revise to further explain the details of the device and the functions of each of the antenna, chipset, amplifier, converter, and multiplexer, as they work to detect signals within the catheter wires. For example, please explain what the proprietary chipset does and how it replaces the machine depicted in the image on page 39.

RESPONSE:	The Amended Offering Statement has been revised to address the Staff’s comment.

Regulatory Pathway, page 44

5.       We note your additional disclosure regarding your proof of concept trials in Poland in response to comment 12. Please include risk factor disclosure indicating that the FDA may require you to conduct additional trials if it does not accept data from your international trials or believes that additional data is necessary to supplement your trial data. This disclosure should include a statement that additional trials may be costly and time-consuming.

RESPONSE:	The Amended Offering Statement has been revised to address the Staff’s comment. The Company supplementally advises the Staff that the Amended Offering Statement no longer discusses conducting trials in Poland, but discloses the intent to conduct the trials in a foreign jurisdiction. The Company has not finalized its decision in location for the trial and has revised the Amended Offering Statement accordingly.

License Agreement, page 53

6.       We note your response to comment 15 and reissue in part. Please amend your filing to disclose any fees paid by the licensee to the company and any revenue generated under the license agreement to date. Also, please amend your risk factors to disclose any risks related to dilution from the issuance of the shares in lieu of a termination fee. Finally, please file the license agreement and related termination agreement as exhibits to your offering statement, or tell us why you believe you are not required to do so.

RESPONSE:	The Amended Offering Statement has been revised to address the Staff’s comment. The license agreement and related termination agreement have been filed as exhibits to the offering statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Lori Bisson, CEO, Autonomix Medical, Inc.

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